77C: Submission of matters to a vote of
securityholders

1) (a) The Special Meeting of Shareholders of the
Turner Technology Fund was held on September 21,
2006.

(b) not applicable

(c)  Approval of Plan of Reorganization
contemplating the transfer of the assets and liabilities of the Turner Technology Fund to the Turner New Enterprise Fund in exchange for shares of the New Enterprise Fund.

For the Resolution  861,296.9
Against the Resolution   49,743.1
Abstain   12,794.02

(d) not applicable